UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2022

Commission File Number: 001-14930

HSBC Holdings plc

40th Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report on Form 6-K (including the exhibit hereto) (this “Form 6-K”) is hereby incorporated by reference in the following HSBC Holdings plc (the “Company”) registration statements: Registration Statement on Form F-3 (Nos. 333-253632, 333-92024, 333-135007, 333-158065, 333-180288, 333-202420, 333-223191), Registration Statement on Form F-4 (No. 333-126531) and Registration Statements on Form S-8 (Nos. 333-103887, 333-104203, 333-109288, 333-113427, 333-127327, 333-143639, 333-145859, 333-155338, 333-162565, 333-170525, 333-176732, 333-183806, 333-197839, 333-220458).

Explanatory Note

The shareholders of the Company have approved certain amendments to the Company’s Articles of Association with effect from the conclusion of the Company’s Annual General Meeting held on April 29, 2022. A copy of the Articles of Association, marked to show all approved changes, is filed as an exhibit to this Form 6-K. The principal changes to the Company’s Articles of Association are summarized in Appendix 3 to the Company’s Notice of Annual General Meeting, as amended on April 20, 2022, by virtue of the Company’s announcement that the Company’s board of directors decided to withdraw Resolution 17(b) from the agenda of its Annual General Meeting. Both the Company’s Notice of Annual General Meeting and its announcement of April 20, 2022 are available on the Company’s website (www.hsbc.com/agm).

Neither the website referred to in this Form 6-K nor any of the information contained on such website is incorporated by reference in this Form 6-K.

Amendments to Registration Statements on Form F-3

In order to reflect the amendments to the Articles of Association, the following amendments are made to the Registration Statement on Form F-3 with file number 333-253632:

With respect to the section entitled “Description of Ordinary Shares”:

•	In the subsection entitled “Voting”:

References to the “chairman” are amended to the “chair” throughout the subsection.

Reference to “in its absolute discretion” in the first sentence of the sixth paragraph thereunder is removed.

The words “health and” have been added before “safety” in the first sentence of the sixth paragraph thereunder.

•	In the subsection entitled “Dividends and Other Distributions”

The following paragraph is added after the seventh paragraph:

“If HSBC Holdings exercises the power of sale in respect of a share pursuant to Article 85, any dividend or other sum payable in respect of that share outstanding at the time of the exercise of the power of sale will be forfeited and revert to HSBC Holdings when such share is sold. HSBC Holdings may use such forfeited dividend or other sums for such good causes as HSBC Holdings from time to time thinks fit. Any dividend declared will be subject to Article 152.2 whether or not such conditionality is expressly provided for.”

•	In the subsection entitled “Untraced Holders of Ordinary Shares”

The second sentence of the first paragraph thereunder is amended and restated in its entirety as follows:

“HSBC Holdings must send a notice either in hard copy form to the last known physical address or in electronic form to the last known email address that HSBC Holdings has for the member or the person entitled by transmission to the ordinary share or the address for the service of notices notified under Article 163.3 giving notice of its intention to sell the relevant shares. Before sending such notice, HSBC Holdings must have used such reasonable efforts as it considers appropriate in the circumstances (in its discretion) to trace the relevant holder which may include engaging a professional asset reunification company or other tracing agent.”

The first sentence of the last paragraph thereunder is amended and restated in its entirety as follows:

“HSBC Holdings may then sell the ordinary shares if it does not receive any response from the holders of those ordinary shares within three months of sending the above notice.”

•	In the subsection entitled “Transfer of Ordinary Shares”

Reference to “in their absolute discretion,” is removed in the first sentence of the first paragraph thereunder.

Reference to “Euroclear UK & Ireland Limited” in the seventh paragraph thereunder is amended to “Euroclear UK & International Limited”.

With respect to “Item 8: Indemnification of Directors and Officers,” references to “Article 171.1”, “Article 171.2”, and “Article 172.1” are amended to refer to “Article 169.1”, “Article 169.2”, and “Article 170.1”, respectively. In addition, references to “he or she”, “his or her”, “him or her”, “himself or herself” have been amended to refer to “they”, “their”, “them”, and “themselves”.

Exhibit Index

Exhibit No. Description

3	Articles of Association of HSBC Holdings plc as of April 29, 2022

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

/s/ Ewen Stevenson
Name:	Ewen Stevenson
Title:	Group Chief Financial Officer
Date	29 April 2022